September 12, 2014



Alberto H. Zapata, Esq.
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-8629

Re:	Variable Annuity Account 					SENT VIA EDGAR
	Minnesota Life Insurance Company
	File No. 333-182763; 811-04294  ("Guide")
	File No. 333-140230; 811-04294
	File No. 333-189593; 811-04294

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission Staff comments received by Minnesota Life Insurance Company (the "Company") via telephone on September 10, 2014. Each of the Staff's comments is set forth below, followed by the Company's response. The responses apply to each registration statement referenced above, to the extent applicable.

In addition, the Company has also provided a marked copy of the Guide registration statement, and conforming changes will be made to the other above-referenced registration statements. The revisions will be incorporated into the above-referenced registration statements once the Company receives Staff approval to do so.

1.	The underlying prospectuses under filing numbers 333-140230 and 333-182763 are lengthy and contain optional benefits that are no longer offered.
These supplements also discontinue the offering of other riders. Please consider filing new registration statements for these file numbers.

	Response:

The Company has considered the Staff's request to file new registration statements, and the Company respectfully declines to file new registration statements at this time.

2.	The MyPath Ascend 2.0 Single and Joint Options.  Page 4.  In the first paragraph under this section, the registrant states in part "you will not be eligible for the 200% benefit base guarantee and may reduce the benefit available with this rider." This language is grammatically confusing.
Please revise for clarity. Further, please clarify in this paragraph that withdrawals may result in reduced GAI and benefits "depending on timing of the withdrawals" as explained below.

	Response:

	In response to the Staff's comment, the underlined text below is added to, and the strikethrough text below is deleted from, the referenced paragraph, so the paragraph is as follows:

This rider guarantees that in each Contract Year, beginning on the benefit date (described below), you may elect to receive an amount up to the Guaranteed Annual Income (GAI) until the death of the Designated Life for MyPath Ascend 2.0 Single, or until the death of both Designated Lives for MyPath Ascend 2.0
Joint. The amount received will be in the form of a withdrawal of Contract Value if available, or pursuant to the automatic payment phase. If you take withdrawals BEFORE THE BENEFIT DATE
OR in a single Contract Year in excess of the GAI, it may result in a reduced GAI, as described below, and negatively impact your benefit. SEE THE DESCRIPTIONS OF "WITHDRAWALS" AND
"ADJUSTMENTS FOR WITHDRAWALS" BELOW FOR ADDITIONAL
DETAIL. In addition, if you take any withdrawals from the contract prior to the 12th Contract Anniversary following the rider effective date, or prior to the Contract Anniversary on or following the 67th birthday of the Designated Life for MyPath
Ascend 2.0 Single, or the youngest Designated Life for MyPath
Ascend 2.0 Joint, whichever is later, you will not be eligible for the 200% benefit base guarantee. NOT BEING ELIGIBLE FOR THE 200% BENEFIT BASE GUARANTEE MEANS YOU WILL NOT BE GUARANTEED
TO HAVE THE BENEFIT BASE INCREASE BY 200%.  HOWEVER, YOU
ARE STILL ELIGIBLE TO RECEIVE THE GAI UNDER THE RIDER, AS
DETERMINED IN THE MANNER DESCRIBED BELOW.

3.	In the third paragraph of this section.  Page 4.  The registrant states
"This rider is also the only option currently available that offers the 200% benefit base guarantee." After this sentence, please provide further disclosure describing what the 200% benefit base guarantee is (i.e., the purchase payments made before the first contact anniversary may be doubled up to the maximum) and whether there is a separate charge for the 200% benefit base guarantee.

	Response:

	In response to the Staff's comment, the underlined text below is added to the referenced section:

This rider is also the only option currently available that offers the 200% benefit base guarantee (I.E., WHERE THE
BENEFIT BASE MAY BE INCREASED TO 200% OF THE PURCHASE
PAYMENTS MADE BEFORE THE FIRST CONTRACT ANNIVERSARY,
SUBJECT TO THE BENEFIT BASE MAXIMUM).  THE 200% BENEFIT
BASE GUARANTEE IS DESCRIBED IN DETAIL BELOW.  THERE IS A
SPECIFIC CHARGE ASSOCIATED WITH THE RIDER, WHICH IS
DESCRIBED IN DETAIL IN THE "OPTIONAL CONTRACT RIDER
CHARGES" SECTION OF THIS PROSPECTUS, BUT THERE IS NOT A
SEPARATE CHARGE FOR THE 200% BENEFIT BASE GUARANTEE
COMPONENT OF THE RIDER.

Please direct additional questions or comments to the undersigned at (651) 665-4145.

Very truly yours,

/s/ Daniel P. Preiner

Daniel P. Preiner
Counsel

Inserts to Comment Letter

Insert #1

Not being eligible for the 200% benefit base guarantee means you will not be guaranteed to have the benefit base increase by 200%. However, you are still eligible to receive the GAI under the rider, as determined in the manner described below.



Insert #2

(i.e., where the benefit base may be increased to 200% of the Purchase Payments made before the first Contract Anniversary, subject to the benefit base maximum). The 200% benefit base guarantee is described in detail below. There is a specific charge associated with the rider, which is described in detail in the "Optional Contract Rider Charges" section of this Prospectus, but there is not a separate charge for the 200% benefit base guarantee component of the rider.